UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PALL CORPORATION
(Exact name of registrant as specified in its charter)

New York	001- 04311	11-1541330
(State or other jurisdiction of	(Commission file number)	(I.R.S. Employer
incorporation or organization)		Identification No.)

25 Harbor Park Drive, Port Washington, NY		11050
(Address of principal executive offices)		(Zip Code)

R. Brent Jones	(516)801-9848
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

This Form SD of Pall Corporation (the “Company” or “Pall”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the year ending December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.pall.com/investor.

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”). Certain of the Company’s operations manufacture, or contract to manufacture, products for which the Conflict Minerals are necessary to the functionality or production of those products.

If a registrant can establish that the Conflict Minerals originated from sources other than the Covered Countries, or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The Company has conducted a reasonable country of origin inquiry regarding the Conflict Minerals. This inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals are from recycled or scrap sources. The Company’s reasonable country of origin inquiry was part of its due diligence on the source and chain of custody of the Conflict Minerals.

The products manufactured or contracted to manufacture by the Company are “DRC conflict undeterminable”, because as of December 31, 2014, we were unable to determine with any degree of certainty the origin of the Conflict Minerals contained in our products including the facilities used to process them, their country of origin or their mine or location of origin, or to determine whether they come from recycled or scrap sources. As a result, we are unable to determine based on a reasonable country of origin inquiry that the necessary Conflict Minerals did not originate in the Covered Countries defined in the Rule or come from scrap or recycled sources. For that reason, we are submitting this Conflict Minerals Report as an Exhibit to our specialized disclosure report on Form SD. This Conflict Minerals Report is not audited as the SEC has clarified that an independent audit will not be required unless a company voluntarily elects to describe a product as DRC Conflict Free in its Conflict Minerals Report during the 2013 and 2014 reporting cycles.

Item 1.02 - Exhibit

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 and is available on our website at www.pall.com/investor as well as the SEC's EDGAR database at www.sec.gov.

SECTION 2 - EXHIBITS

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Pall Corporation

/s/	R. Brent Jones	June 1, 2015
R. Brent Jones
Interim Chief Financial Officer